Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
January 23, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. RESPONDS TO DISSIDENT PROXY CIRCULAR IN CONNECTION WITH THE JANUARY 30, 2012 SHAREHOLDER MEETING

AURORA, Ontario, January 23, 2012 – Helix BioPharma Corp. (“Helix” or the “Company”), (TSX, NYSE Amex, FSE: HBP) today announced that it has responded to the proxy material (the “Dissident Circular”) that has been filed by a group of dissident shareholders (the “Dissident Group”) which is being led by Andreas Kandziora, a minority shareholder and a former agent of the Company, and Zbigniew Lobacz, an insider of the Company who owns approximately 10% of Helix’s issued and outstanding shares.

In the Dissident Circular, the Dissident Group has made claims that are misleading, inaccurate and/or incomplete in many material respects as described below. Quite simply, the Dissident Circular is a blatant attempt to manipulate shareholders with misinformation.

As you read Helix’s management information circular (the “Management Circular”) and Letter to Shareholders (see below), and compare them to the Dissident Group’s version of events, it is clear that you, as a shareholder of Helix, need to ask yourself three key questions:

Which group should you trust to work for you to create sustainable value?

Which group truly has the interest of the Company as their priority?

Which group offers a vision of the future that you can see and support?

In light of this, Helix wishes to inform all of its valued shareholders that it is important that they vote their BLUE proxy today to protect their investment in Helix and maximize their potential for long term gain. Even if a shareholder has already voted a Dissident Group YELLOW proxy, the shareholder may automatically revoke it by voting a BLUE management proxy.

Responding To Serious Misrepresentations and Omissions In The Dissident Circular

Helix is issuing a Letter to Shareholders responding to the Dissident Circular. Helix’s Letter specifically points out and corrects many of the serious misrepresentations and omissions contained in the Dissident Circular.

Helix’s Letter to Shareholders will be available on Helix’s website at www.helixbiopharma.com and on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

Misrepresentations and omissions in the Dissident Circular include, among others, the following:

1.	The Dissident Circular fails to disclose promises made by a member of the Dissident Group to a number of European investors in Helix guaranteeing returns on their investment.

  In November 2011, Helix learned that a company controlled by a member of the Dissident Group guaranteed the future value of an investment in Helix to a number of European investors.

  Helix believes that these unauthorised guarantees gave rise to unrealistic expectations on share performance among its European shareholder base. When these unrealistic returns failed to materialise, certain leaders of the Dissident Group sought to put the blame on Helix, and began to spread false and unfounded allegations of mismanagement of the Company and its products under development. This spread of misinformation has continued in and been expanded upon in the Dissident Circular.

2.	The Dissident Circular fails to appropriately disclose the recent conduct of Andreas Kandziora, his wife and related companies, important to a shareholder’s voting decision.

  Andreas Kandziora has been trading Helix securities directly and through a related company, in clear breach of their contractual agreements with Helix.

  The Kandzioras have been purchasing Helix shares, directly or through related companies, while in possession of confidential information belonging to Helix.

3.	The Dissident Group incorrectly claims that the concerns of the Special Committee are irrelevant to the shareholder meeting and the election of directors by shareholders.

  HOW CAN THIS BE TRUE? To the contrary, the concerns raised by the Special Committee have everything to do with the election of directors by shareholders.

  If the Special Committee’s concerns are proved true this would put into question how and on what pretences Mr. Lobacz and Andreas Kandziora have convinced the other members of the Dissident Group to enter into voting and support agreements with them, and whether such arrangements reflect the true and informed intentions of shareholders who have signed such agreements.

4.	The Dissident Circular has concentrated on share price volatility. However, the Dissident Circular fails to note that since the Dissident Group commenced their campaign on August 3, 2011, there has been a drop in Helix’s share price that is coincidental with trades by the Dissident Group.

  According to publicly available market data, the trades made by companies controlled by the Kandzioras during a three-week period in August 2011, accounted for approximately 80% of all the Helix shares traded on the TSX. During the month of August, 2011 Helix’s share price dropped $0.60/share, or almost 21%.

5.	The Dissident Circular irresponsibly claims that the current Board has taken too long to commence clinical research and testing of Helix’s products, yet provides no basis for this conclusion.

  It is an accepted fact that the drug discovery and development process is long, especially in cases such as Helix’s, which involve new leading edge therapies for significant diseases.

  The development of L-DOS47 is squarely within industry published estimates of the time necessary to take a new drug candidate from identification through to the end of pre-clinical work.

  The Dissident Circular fails to mention the fact that Helix’s Topical Interferon Alpha-2b for cervical lesions has already gone through two successful clinical trials, and the Company has received FDA approval to conduct a Phase II/III trial in the U.S. and has submitted a clinical trial application in Germany and the U.K. to conduct a Phase III trial.

  The Dissident Circular does not provide any basis for concluding that Helix’s timeline is too long or that the Dissident Group would be able to advance a faster timeline.

The Board and Management of Helix have worked diligently to address legitimate shareholder concerns.

Apparently the Dissident Group will settle for no less than full control of Helix without paying for the shares it doesn’t already own.

Helix believes that the Dissident Group is motivated by its own self interest and lack of any bona fide concern for Helix and its other shareholders, as is demonstrated by the Dissident Group’s incomplete and inaccurate disclosure in its Dissident Circular as described above. Given the Dissident Group’s misleading tactics, Helix maintains that the Dissident Group is intent on seizing control of the Helix board of directors in order to carry out as yet undisclosed plans that are likely to be contrary to the interest of Helix and its shareholders.

Shareholders are Urged to Vote Their BLUE Proxy Today

Unlike the Dissident Group, Helix’s Board and Management represent the interests of ALL shareholders. Helix’s Board and Management are committed to building upon the foundation that has been laid for Helix and to taking the Company to the next step toward realizing the returns on the work it has so diligently been performing. The depth of experience and strategic vision of Helix’s proposed director slate are essential to the Company’s success and makes it best suited to lead the Company.

The Dissident Group proposes no new plan or direction for the Company. They are only out for themselves. The attempt to seize control of Helix by the Dissident Group and install an entirely new Board with no experience with the Company can only harm Helix and its shareholders. It is vital that shareholders vote their BLUE proxy in order to prevent this from happening.

The Company’s proxy materials, which include a Notice of Meeting, Letter to Shareholders, Information Circular and BLUE form of proxy or BLUE voting instruction form, have been mailed to shareholders of record as of December 2, 2011 and have also been publicly filed, except the voting instruction form for objecting beneficial holders, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.helixbiopharma.com. The Company’s Letter to Shareholders will be publicly filed on these sites as well.

Helix urges shareholders to carefully read the Management Circular and execute the BLUE proxy by voting as recommended by the Board. Voting is a very quick and easy process that empowers shareholders to state their position and protect their investment.

Shareholders are urged to contact Kingsdale Shareholder Services Inc. immediately, either by email at contactus@kingsdaleshareholder.com or by telephone to vote your shares and protect your investment.

Outside North America, Banks and Brokers Call Collect:

1-416-867-2272

North American Toll Free Phone:

1-866-879-7649

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:
Helix BioPharma Corp.
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; the current Board and management’s plans, next steps, and vision for the Company; and the activities of the Dissident Group and the negative impact such activities would have on the Company and its shareholders. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; the safety and efficacy of the Company’s drug candidates; the election of the Management slate of director nominees; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, the election of the Dissidents’ nominees to Helix’s board of directors and uncertainty surrounding the Dissidents’ plans for the Company; the outcome of the Company’s upcoming annual general meeting; actions by the Dissident Group; the timing of the annual general meeting; the outcome of the Special Committee’s court application; the commencement and outcome of other court or legal proceedings; uncertainty of the availability of needed capital; uncertainty whether the Company’s drug candidates under development will be successfully developed and commercialized; whether clinical trials will proceed as planned or at all, and the risk of negative results; research and development risks, including, but not limited to, manufacturing risks and reliance on third-party service providers; insurance and intellectual property risks; the effect of competition; the risk of technical obsolescence; uncertainty about the market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates; changes in business strategy or plans; general economic conditions; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.